REPUBLIC PROPERTY TRUST

1280  Maryland Avenue, SW, Suite 280

Washington, D.C. 20024

December 12, 2005

BY FACSIMILE AND EDGAR

Ms. Karen J. Garnett

Mr. Geoffrey Ossias

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Republic Property Trust
Registration Statement on Form S-11
File No. 333-128554 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Republic Property Trust (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 2:00 p.m., Washington, D.C. time, on December 14, 2005, or as soon thereafter as practicable.

Very truly yours,

Republic Property Trust

By:	/s/ Mark R. Keller
	Name:	Mark R. Keller
	Title:	Chief Executive Officer